September 24, 2014

Via EDGAR and U.S. Mail

Pamela A. Long, Assistant Director

Edward M. Kelly, Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	NAC Global Technologies, Inc.,
Formerly LipidViro Tech, Inc.
Amendment 3 to Current Report on Form 8-K
Filed August 26, 2014
File No. 0-49655

Dear Ms. Long and Mr. Kelly:

We hereby submit the responses of NAC Global Technologies, Inc., formerly known as LipidViro Tech, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated September 10, 2014, to Vincent Genovese, Chief Executive Officer of the Company, in regard to the above-referenced Amendment 3 to Current Report on Form 8-K (the “Third Amendment”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the respective page numbers in the Third Amendment. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Third Amendment, as indicated in the specific response.

Our Corporate History and Background, page 2; Related Party Transactions, page 31; and Exhibit 10.8

1.	We note your disclosure that in August 2011, you entered into a shareholder option sale agreement with Mr. Vincent Genovese to acquire all of his shares in Conic Systems, Inc. or Conic at an agreed consideration of $1,200,000, which increases at a rate of 4.875% per year. Please expand your disclosures to quantify the current purchase price and to explain how the purchase price, including the annual rate increase, was determined.

Company Response: On August 24, 2011, the Company entered into a Shareholder Option Sale Agreement with Mr. Vincent Genovese, Conic’s Chief Executive Officer, to acquire all of his shares in Conic at an agreed consideration of $1,200,000.   The Shareholder Option Sale Agreement is attached as Exhibit 10.4 to the Original 8-K. Discussions among the then-directors of the Company began as early as 2009. The purchase price of Conic was originally determined by our disinterested directors in October 2010. Our disinterested directors utilized two methods to arrive at a value: the first method was based on a multiple of depreciated assets and the second method was based on a multiple of revenue. To arrive at a multiple of depreciated assets, the then-disinterested directors evaluated Conic’s depreciated assets as of December 31, 2009, the last full year of operations reported on Conic’s corporate tax return. The value of Conic’s depreciated assets as of December 31, 2009 was $797,895, as reported on a schedule to its corporate tax return. Our disinterested directors multiplied this amount by 1.5 to get a value of $1,196,843. Our disinterested directors considered a multiple of depreciated assets against the multiple of revenue, which was calculated by taking $907,812, Conic’s 2009 revenues, and multiplying that amount by 1.5, for a value of $1,361,718. Although our disinterested directors believed that this methodology provided an equally representative value for Conic, they opted for the lower valuation provided by the depreciated assets method and rounded that figure to $1,200,000. The settled purchase price was subsequently reviewed with our tax accountants as well as our secured lender. Our disinterested directors determined the annual rate increase of 4.875% for the purchase price of the Conic shares based on their reasonable evaluation of prevailing interest rates at the time.

Deducting the deposit of $63,800 paid by the Company as of June 30, 2014 ($13,200 in 2011, $37,100 in 2012 and $13,500 in 2014) and applying an annual rate increase of 4.875% on a compounded basis, the purchase price for the Conic shares is approximately $1,281,522 as of June 30, 2014. We have revised our disclosure accordingly.

2.	Revised disclosures that you have paid Mr. Vincent Genovese $50,300 as of December 31, 2013 in connection with the shareholder option sale agreement, which is reported as a deposit in the financial statements, is inconsistent with other disclosure on page 31 that you have paid Mr. Vincent Genovese $50,300 and $13,200 as of December 31, 2012 and 2011 in connection with the shareholder option sale agreement which is reported as a deposit in the financial statements. Please reconcile the disclosures.

Company Response: We paid to Mr. Genovese $13,200 as of December 31, 2011 and $50,300 as of December 31, 2012. We did not make any payments to Mr. Genovese in 2013. During the six months ended June 30, 2014, we paid an additional $13,500 to Mr. Genovese. We have revised our disclosure to clarify that we have paid to Mr. Genovese a total amount of $50,300 as of December 31, 2013 and $63,800 as of June 30, 2014, which is reported as a deposit in the financial statements.

3.	Revised disclosures indicate that the $50,300 payment to Mr. Vincent Genovese will be treated as a deposit towards the purchase price of Mr. Genovese’s shares in Conic and will be returned to you if you do not purchase the shares by the fourth quarter of fiscal year 2015. This appears to be inconsistent with disclosure in note 6 of the financial statements for the quarterly period ended June 30, 2014 that the deposit will be returned to you or applied against outstanding debt to Mr. Genovese if the acquisition of the shares does not close. Please reconcile the disclosures.

Company Response: We have paid $63,800 as a deposit for the Conic shares as of June 30, 2014. Such deposit will be applied towards the purchase price for the Conic shares if the acquisition closes or refunded to the Company if the acquisition does not close. The deposit will not be applied against outstanding debt due to Mr. Genovese if the acquisition does not close. We will file an amendment to our Quarterly Report on Form 10-Q for the period ended June 30, 2014 to correct our disclosure regarding treatment of the deposit.

4.	Disclosure in note 6 to your financial statements filed with your Form 10-Q for the quarterly period ended June 30, 2014 indicates that you have increased the amount of the deposit paid to Mr. Vincent Genovese to $63,800 as of June 30, 2014. In light of your statement that you are not required to make any installment payments to Mr. Genovese, and that neither the agreement nor side agreement filed as exhibits 10.4 and 10.8 to Form 8-K provides for additional payments or deposits to be made, and moreover, that you have no current plans or means to consummate the acquisition of Conic, it is unclear what your business reasons are for continuing to make additional deposits under this agreement. Please disclose why, in light of these facts, you have made an additional payment of $13,500 to Mr. Genovese, and whether you intend or are required to make any additional payment to Mr. Genovese in connection with the shareholder option sale agreement. Please make similar disclosures in the “Related Party Transactions” section.

2

Company Response: We made an additional payment of $13,500 to Mr. Genovese during the six months ended June 30, 2014 because we anticipated having additional funding available in July 2014 to continue to make payments under the ten-year payout agreed to by the Company and Mr. Genovese (this ten-year payout was subsequently voided in the side letter dated August 25, 2014 to the Shareholder Option Sale Agreement (the “Side Letter”)). However, the additional funding was not available in July 2014 as expected. We do not intend to, nor are we required to, make any additional payments to Mr. Genovese under the Shareholder Option Sale Agreement. Pursuant to the Side Letter, we are not required to make installment payments to Mr. Genovese, and it further provides that when we are able to purchase the Conic shares, we will purchase all of the Conic shares at the same time and not in increments. We have revised our disclosure accordingly.

5.	Please note that Section 13(k) of the Exchange Act prohibits issuers, as defined in Section 2 of the Sarbanes-Oxley Act of 2002, from extending or maintaining credit or loans to any director or executive officer, or equivalent thereof, of the issuer.

Company Response: We acknowledge that Section 13(k) of the Exchange Act prohibits issuers, as defined in Section 2 of the Sarbanes-Oxley Act of 2002, from extending or maintaining credit or loans to any director or executive officer, or equivalent thereof, of the issuer. We have not provided any credit or loans to any director or executive officer of the Company, including Mr. Genovese.

Vincent Genovese controls our Company and Conic Systems, Inc. .. . ., page 20

6.	Please revise this risk factor to state specifically, if true, that Mr. Genovese has caused the company to make deposits, as recently as the second quarter of 2014, to him in connection with the purchase agreement for Conic, notwithstanding that the company has no ability or intention to complete this transaction. Please also describe the material terms of the escrow that your refer to here in the “Related Party Transactions” section, and file a copy of the escrow agreement as an exhibit to the registration statement.

Company Response: As noted above in response to Staff comment 4, we paid an additional deposit of $13,500 to Mr. Genovese during the six months ended June 30, 2014 because we anticipated having additional funding available in July 2014 to continue to make payments to acquire Conic. Mr. Genovese did not cause the Company to make any deposits to him. We used the term “escrow” broadly, and we do not have a formal escrow agreement for holding the deposits paid to Mr. Genovese. The $63,800 paid to Mr. Genovese as of June 30, 2014 is currently being held by Mr. Genovese as a deposit towards the purchase price of Conic. We have deleted the reference to the term “escrow” and revised our disclosure to clarify that the deposit is being held by Mr. Genovese.

Related Party Transactions, page 31

7.	We note the revised disclosures relating to your agreement with Mr. Vincent Genovese to acquire all of his shares in Conic, including the side letter agreement deemed effective as of May 15, 2014. Tell us whether you have any policies and procedures for the approval of related party transactions, and, if so, summarize the material provisions of the policies and procedures. Additionally, if you have policies and procedures for the approval of related party transactions, tell us whether the August 24, 2011 agreement, the May 15, 2014 side letter, and the several deposits paid to Mr. Genovese were approved according to the policies and procedures. Alternatively, if you do not have any policies and procedures for the approval of related party transactions, tell us whether your independent directors approved the May 15, 2014 side letter and the deposits made to Mr. Genovese since your April 29, 2014 merger transaction with NAC Drive Systems, Inc.

3

Company Response:When we entered into an agreement with Mr. Genovese to acquire Conic in August 2011, we were a privately held company with no expectation of going public, and we did not have a formal policy on related party transactions. However, Mr. Genovese abstained from voting on the approval of the purchase price for Conic by our board of directors. As a public company, we recognize the need to establish a policy on related party transactions. Our disinterested directors are currently working to establish such a policy by the end of 2014. In addition, in accordance with Section 78.315(2)(a) of Nevada Revised Statutes, in a unanimous written consent dated September 23, 2014, our disinterested directors approved and ratified, effective as of August 25, 2014, the Side Letter and the deposits paid to Mr. Genovese since the merger transaction with NAC Drive Systems, Inc. on April 29, 2014.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact David E. Danovitch, Esq. of Robinson Brog Leinwand Greene Genovese & Gluck P.C., our counsel at (212) 603-6300.

Respectfully submitted, NAC GLOBAL TECHNOLOGIES, INC.

By:	/s/ Vincent Genovese
Name: Vincent Genovese Title: President and CEO